SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                  No       T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated December 22, 2009 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated on December 22, 2009, the Company reported that its Board of Directors has approved the sale of 80% of the share capital of Tarshop S.A. (“Tarshop”) to Banco Hipotecario S.A. (“BH”). Such shareholding consists of 107,037,152 non-endorsable, registered ordinary shares, par value 1 Peso per share, and entitled to one vote per share, in turn equivalent to 107,037,152 votes.

The sales price is US$ 26.8 million, and the Company will grant certain customary indemnities in favor of BH. The payment is to be made as follows: (i) US$5.36 million upon execution of the stock purchase agreement and (ii) US$21.44 million five business days after the date on which the Central Bank of Argentina notifies the parties of its conditional or unconditional approval of the proposed transaction.

In compliance with the regulations of the Argentine Securities Commission (CNV) and currently applicable statutory provisions, the Company’s Audit Committee has been required to render an opinion as to whether the terms and conditions of this transaction may be reasonably considered to be arm’s length. In such context, and after engaging an independent valuation firm to appraise the market value of Tarshop’s total share capital, the Company’s Audit Committee concluded that the value agreed for the sale of an 80% interest in Tarshop’s share capital to BH is representative of a value that could be agreed in the market between independent parties.

It must be noted that the transaction herein discussed is subject to the preparation, execution and delivery of definitive documentation and to the authorization of the Central Bank of Argentina.

Tarshop is one of Argentina’s leading companies in the consumer finance industry. In its capacity as “non-BCRA regulated entity”, it issues, processes and sells its own non-banking credit card, Tarjeta Shopping, and grants consumer loans.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: December 23, 2009